SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No.______)*


                    Old Second Bancorp,Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          680-277-10-0
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement/X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  (Continued on following page(s))

                      Page 1 of 5 Pages

CUSIP No. 680-277-10-0                13G      Page   2 of  5 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Old Second National Bank of Aurora
     36-1577458

2    Check the Appropriate Box if a Member of A Group*     (a)/_/
                                                           (b)/_/

3    SEC USE ONLY


4    Citizenship or Place of Organization

     A National Bank Association, organized under the laws of the United States of America


Number of Shares Beneficially Owned By Each Reporting Person
With

5    Sole Voting Power

     139,553

6    Shared Voting Power

     None

7    Sole Dispositive Power

     105,145

8    Shared Dispositive Power

     26,937

9    Aggregate Amount Beneficially Owned By Each Reporting Person

     467,138

10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
     Shares*


11   Percent of Class Represented By Amount In Row 9

     19.9%

12   Type of Reporting Person*

     BK
                              Page 2 of 5

Item 1(a).     Name of Issuer

               Old Second Bancorp, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices

               37 S. River St., Aurora, Il.  60507

Item 2(a).     Name of Person Filing

               The Old Second National Bank of Aurora

Item 2(b).     Address of Principal Business Office

               37 S. River St., Aurora, Il.  60507

Item 2(c).     Citizenship

               A National Banking association organized under the laws of the United States.

Item 2(d).     Title of Class of Securities

               Common Stock no par value

Item 2(e).     Cusip Number

               680 277-10-0

Item 3.        Eligibility to File Schedule 13-G

               Bank as defined in section 3 (a) (6) of the Act

Item 4.        Ownership

      (a)      Amount Beneficially Owned

                    467,138

      (b)      Percent of Class

                    19.9%

      (c)      Number of shares as to which such person has

               (i)   Sole power to vote or to direct the vote -
                     139,553

               (ii)  Shared power to vote or to direct the vote

                     None

               (iii) Sole power to dispose or to direct the
                     disposition of - 105,145

               (iv) Shared power to dispose or to direct the disposition of 26,937

Item 5.        Ownership of Five Percent or less of a Class

               Not Applicable.

Item 6.        Ownership of more than Five Percent on Behalf of
               Another Person.

               Genevieve P. Schmitz has the right to receive and the power to direct the receipts of dividends and the proceeds of the sale of Old Second Bancorp, Inc. stock under the J. Carl Schmitz marital and residual trusts for the benefit of Genevieve P. Schmitz and James Carl Schmitz which trust owns 120,328 (5.12%) of the total Old Second Bancorp, Inc. stock.

               A participant of Old Second's Profit Sharing Plan and Trust can direct the trustee of the Profit Sharing Plan and Trust to purchase shares of Old Second Bancorp, Inc. Common Stock. The Plan owns 194,906 (8.29%) of the total Old Second Bancorp, Inc. stock.

Item 7.        Identification and Classification of the

               Subsidiary which acquired the security being reported on by the Parent Holding Company.

               Not Applicable.

Item 8. Identification and Classification of the members of the group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

               After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




               -------------------------------------------------
               Date

               /S/  Ronald J. Carlson
               _________________________________________________
               Signature


               Ronald J. Carlson, Vice President and CFO
               -------------------------------------------------
               Name/Title



















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